SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 17 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





Marconi Corporation plc ("Marconi")
17 October 2005

Press enquiries:
David Beck, tel: +44 (0) 207 306 1490; email: david.beck@marconi.com

Pursuant to Rule 2.10 of the Takeover Code Marconi announces that at 14th October 2005 the following classes of securities and numbers in issue were:

Ordinary shares of 25 pence each* (ISIN - GB0033354423) 209,826,085

Warrants** (ISIN - GB0032800707) 49,617,791

Since Marconi's announcement pursuant to Rule 2.10 of the Takeover Code on 14th October 2005, the ordinary shares have increased by 1,560.

*Within this total are shares held as American Depositary Receipts (ADRs). Each ADR is equivalent to two ordinary shares. At 27th September 2005, there were 1,482,889 ADRs outstanding. The CUSIP number for the ADRs is 56630M101.

**Warrants give the holder the right or option, but not the obligation, to purchase shares at a predetermined price on or before a predetermined date. They are listed securities and can be bought and sold on the London Stock Exchange in their own right. In the case of the Marconi Corporation plc warrants, the exercise price was set at 150 pence per warrant. As a result of the one for five share consolidation in 2003, five warrants must be exercised per 25 pence ordinary share, giving an aggregate subscription price of GBP7.50 per share. The warrants can be exercised at any time until 18th May 2007. If they have not been exercised by this date they will automatically lapse without any action being required on the part of warrant holders.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 17 October 2005